UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RENALYTIX PLC

(Name of Issuer)

Ordinary Shares, nominal value £0.0025 per share
Underlying American Depositary Shares

(Title of Class of Securities)

75973T101 (American Depositary Shares)

(CUSIP Number)

Peter Trapani
Chief Financial Officer

Jefferson River Capital LLC

499 Park Avenue, 27th Floor

New York, NY 10022

(212) 805-8110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75973T101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jefferson River Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,533,280
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,533,280

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,533,280
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.14%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IA

1 Ownership percentage calculations are based on 165,925,513 Ordinary Shares outstanding as of September 20, 2024, as reported by the Issuer in the Form Pre 14A filed on October 1, 2024 (the “Form Pre 14A”).

CUSIP No. 75973T101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Hamilton E. James 2003 Children’s Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,294,932
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,294,932

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,294,932
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 75973T101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hamilton E. James
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,533,280
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,533,280

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,533,280
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.14%
14.	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 75973T101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. James
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,294,932
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,294,932

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,294,932
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
14.	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 75973T101	13D

Item 1.  Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on February 17, 2023, as amended by Amendment No. 1 on March 21, 2024. This Amendment No. 2 relates to ordinary shares, par value £0.0025 (the “Ordinary Shares”) of Renalytix plc, a company incorporated in England and Wales (the “Issuer”). The principal executive office of the Issuer is located at 2 Leman Street, London E1W 9US, United Kingdom. The beneficial ownership reported herein reflects the Issuer’s American depositary shares (the “ADS”), each representing two Ordinary Shares, held by the Reporting Persons (as defined in the Schedule 13D).

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. HEJ is the direct beneficial owner of 238,348 Ordinary Shares in the form of ADS.

The percentages reported in this Schedule 13D are calculated based upon 165,925,513 Ordinary Shares stated to be outstanding as of September 20, 2024, as reported by the Issuer in the Form Pre 14A.

Jefferson River disclaims beneficial ownership over all securities beneficially owned by the Trust and HEJ, other than for the purpose of determining obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the filing of this Schedule 13D shall not be deemed an admission that Jefferson River is the beneficial owner of such securities for any other purpose.

HEJ disclaims beneficial ownership over all securities beneficially owned by the Trust, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that HEJ is the beneficial owner of such securities for any other purpose.

DRJ disclaims beneficial ownership over all securities beneficially owned by the Trust, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that DRJ is the beneficial owner of such securities for any other purpose.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is hereby amended to include the following:

On September 30, 2024, the Trust entered into a Subscription Agreement with the Issuer (the “Subscription Agreement”) pursuant to which the Trust agreed to purchase 11,111,111 Ordinary Shares for a value of £1,000,000. The Trust agreed to a lock-in of such shares for a period of six months.

This summary description of the Subscription Agreement does not purport to be complete, and is qualified in its entirety by reference to the Form of Subscription Agreement, a copy of which is filed as an exhibit to the Form 8-K filed by the Issuer on October 1, 2024 (the “Form 8-K”).

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1: Form of Subscription Agreement (incorporated by reference from Exhibit 10.2 to the Form 8-K).

CUSIP No. 75973T101	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2024

JEFFERSON RIVER CAPITAL LLC

By:	/s/ Peter Trapani
Name: Peter Trapani
Title: Chief Financial Officer

THE HAMILTON E. JAMES CHILDREN’S TRUST

By:	/s/ Peter Trapani
Name: Peter Trapani
Title: Authorized Signor and Treasurer

HAMILTON E. JAMES

By:	/s/ Hamilton E. James

DAVID R. JAMES

By:	/s/ David R. James